Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Hudson River Bancorp, Inc., a Delaware corporation the "Company" or the "Issuer"), the principal executive office of which is located at One Hudson City Centre, Hudson, NY 12534. The Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market.


Item 2. Identity and Backround.

(a) Name.  The persons filing this Schedule 13D are Private Capital
Management ("PCM"), Bruce S. Sherman, and Gregg J. Powers. PCM, Mr. Sherman, and Mr. Powers are collectively referred to as the "Reporting Persons."
Bruce S. Sherman is Chairman of Private Capital Management ("PCM") and Mr. Powers is President of PCM, and as such both exercise shared dispositive and voting power with respect to shares held by PCM on behalf of its clients. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM and disclaim the existence of a group.

(b) Business Address. Each of the Reporting Person's business address is 3003 Tamiami Trail North 34103.

(c) Principal Occupation. PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is Chairman, CEO and CIO of PCM. Mr. Sherman as Chairman of PCM and Mr. Powers as President of PCM have the authority to direct the actions of PCM including the decisions to buy and sell stock.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) PCM is a limited partnership organized under the laws of the state of Delaware. Mr. Sherman and Mr. Powers are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.

PCM has acquired 1,277,200 shares of Common Stock at an aggregate purchase price of $14,797,207 on behalf of its investment advisory clients. Funds for these purchases were derived from the clients. Mr. Sherman has acquired 75,200 shares of Common Stock at an aggregate purchase price of $824,212, which were acquired with his personal funds. Dr. Peter Sherman, Mr. Sherman's brother, acquired 8,000 shares of Common Stock at an aggregate purchase price of $93,550, which were acquired with his personal funds.


Item 4.  Purpose of Transaction.

The Reporting Persons purchased the shares of common stock in order to establish a significant equity interest in the company. All purchases of such shares were for investment purposes. Depending on future assessments made by the Reporting Persons as to the ability to achieve maximum shareholder value, one or more of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of all or some of the its holdings in the Company.

The Reporting Persons propose that management and the Board of the Company take prompt action to enhance shareholder value, including, among other possibilities, meeting with the management of TrustCo Bank Corp NY "TrustCo" to facilitate a transaction, as more fully described in the Registration Statement on Form S-4 recently filed by TrustCo.(See Exhibit 2). Representatives of PCM have discussed some of the possibilities with representatives of the Company, however, at no point during such discussions did PCM or representatives of the Company agree on a specific course of action, nor do any of the Reporting Persons believe they possess material inside information concerning the Company. PCM believes that the aforementioned possibility would provide greater return to shareholders than the Company's historical reluctance to cooperate with TrustCo. As described in TrustCo's Registration Statement, TrustCo proposes an offer to purchase all outstanding common stock of the Company for total consideration equal to $17 per share. It is the belief of the Reporting Persons that pursuing a transaction with TrustCo or another suitable partner at a price of $17 or more would be in the best interests of the Company's shareholders.

A copy of the letter sent to Hudosn River Bancorp, Inc. Board of Directors dated October 6, 2000 is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as set forth herein, PCM has no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (f) any other similar action.


Item 5.

(a) The Company's Form 10-Q for the quarter ended June 30, 2000, disclosed that 15,310,560 shares of the Common Stock were outstanding on August 4, 2000. PCM beneficially owns 1,277,200 shares of the Common Stock on behalf of its clients that represents approximately 8.4% of the outstanding shares of the Common Stock. Mr. Sherman beneficially owns 75,200 shares of the Common Stock, which represents 0.5% of the outstanding shares of the Common Stock. As Chairman of PCM, Mr. Sherman may be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients.
As President of PCM, Mr. Powers may also be deemed to be beneficial owner of shares of the Common Stock in the PCM investment advisory accounts of clients. While Mr. Sherman, Mr. Powers and PCM may be deemed to beneficially own 1,277,200 shares of the Common Stock in the PCM investment advisory accounts of clients, the filing of this Schedule 13D shall not be construed as an admission that such persons are the beneficial owners of any such securities.
Mr. Sherman and Mr. Powers disclaim ownership of the shares of the Common Stock deemed to be beneficially owned by PCM.

(b) PCM and Mr. Sherman, as Chairman of PCM, and Mr. Powers, as
President of PCM, have shared voting and dispositive power with respect to the shares of the Common Stock managed by PCM. Mr. Sherman has sole voting and dispositive power with respect to the shares of the Common Stock beneficially owned by him in his individual capacity.
Mr. Sherman has shared voting and dispositive power with respect to the shares of the Common Stock beneficially owned by his brother.

(c) The following table sets forth the Reporting Persons' transactions in the shares of the Common Stock during the last 60 days:

           Number of     Purchase Price
Date       Shares        Per Share       Transaction Effected

08/09/00  16,700         11.53			Open Market Purchase
08/10/00  18,600         11.51          	Open Market Purchase
08/11/00  28,000         10.99          	Open Market Purchase
08/16/00  20,000	 10.93			Open Market Purchase
08/17/00     800         11.44          	Open Market Purchase
08/21/00  23,200	 11.82			Open Market Purchase
08/22/00  21,300	 11.80			Open Market Purchase
08/25/00  10,000         12.15          	Open Market Purchase
08/29/00  14,500	 12.34			Open Market Purchase
09/21/00  28,200         12.55          	Open Market Purchase
10/04/00 137,100	 14.52			Open Market Purchase
10/06/00 128,000	 15.19			Open Market Purchase

(d)  PCM, an investment advisor registered under the Investment
Advisors Act of 1940, pursuant to investment advisory contracts with its clients has shared dispositive power over the shares of the Common
Stock in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the investment advisory contracts with its clients and the relationships as described in Item 5 above, the Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the shares of the Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - An agreement relating to the filing of Schedule 13D is hereby filed as an exhibit.

EXhibit 2 - Letter to Hudson River Bancorp, Inc. Board of Directors dated October 6, 2000.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Dated October 6, 2000


PRIVATE CAPITAL MANAGEMENT

By:(Signature)
Bruce S. Sherman
Chairman

By:(Signature)
Gregg J. Powers
President



Exhibit 1

AGREEMENT RELATING TO THE FILING OF JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k) OF THE SECURITIES EXCHANGE ACT OF 1934


The undersigned Reporting Persons agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:  October 6, 2000

PRIVATE CAPITAL MANAGEMENT


By: (Signature)
Bruce S. Sherman
Chairman



By:(Signature)
Gregg J. Powers
President